Exhibit (e)(6)

December 23, 2019

PRIVATE AND CONFIDENTIAL

Primo Water Corporation

101 North Cherry Street, Suite 501

Winston-Salem, NC 27101

Ladies and Gentlemen:

We wish to confirm our recent conversations regarding a potential strategic transaction (the “Potential Transaction”) between Cott Corporation (“Cott”) and Primo Water Corporation (“Primo Water”). In consideration of Cott undertaking discussions, negotiations and other steps with respect to a Potential Transaction (and in recognition of the time and effort that Cott may expend and the expenses that Cott may incur in pursuing these negotiations), Primo Water, intending to be legally bound, agrees as follows (the “Exclusivity Agreement”):

1.

Until 11:59 p.m. (Eastern Time) on January 15, 2020 (as such period may be further extended by mutual written agreement of the parties, the “Exclusivity Period”), Primo Water shall not (and shall (x) not authorize or permit its controlled subsidiaries or its or their respective directors, officers, attorneys or financial advisors to, and (y) use its reasonable best efforts to cause its and its controlled subsidiaries’ respective employees, agents, affiliates, representatives, accountants, consultants and other advisors (collectively, together with Primo Water’s and its controlled subsidiaries’ respective directors, officers, attorneys and financial advisors, “Representatives”) not to), directly or indirectly: (A) solicit, initiate, seek or knowingly take action to facilitate or knowingly encourage any inquiry, proposal or offer from, (B) furnish, or afford access to, any non-public information to, (C) grant any waiver or release of any standstill or similar agreement with, or (D) enter into or participate in any discussions or negotiations with, any Person (other than discussions with Cott or its designated representatives) regarding an Alternative Transaction.

For purposes of this Section 1, (A) “Alternative Transaction” means any proposal or offer made by a Person or group (other than a proposal or offer by Cott or any of its subsidiaries) at any time with respect to any transaction or series of related transactions involving (i) any merger, consolidation, spin-off or business combination, joint venture or similar transaction involving Primo Water or any of its subsidiaries representing 10% or more of the consolidated assets or annual revenues of Primo Water and its subsidiaries, taken as a whole, (ii) any sale, lease, exchange, mortgage, transfer, exclusive license, or other disposition of 10% or more of the consolidated assets of Primo Water and its subsidiaries, taken as a whole, (iii) any purchase or sale of shares of capital stock or other securities representing 10% or more of the voting power of the capital stock of Primo Water, including by way of a tender offer or exchange offer, (iv) any extraordinary dividend, reorganization, recapitalization, liquidation or dissolution of Primo Water, or (v) any other transaction having a similar effect to those described in clauses (i) through (iv); and (B) “Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, governmental entity or other entity or organization other than, in each case, Cott or any subsidiary of Cott.

2.

Primo Water shall, and shall cause its Representatives to, terminate immediately any discussions or negotiations in progress as of the date hereof related to an Alternative Transaction. During the Exclusivity Period, in no event will Primo Water accept, entertain or enter into any agreement (including any letter of intent or similar agreement) concerning any Alternative Transaction with any party other than Cott (or one or more of its designated affiliates). Primo Water represents and warrants to Cott that it has the legal right to terminate or suspend any discussions or negotiations with any third party in relation to an Alternative Transaction pending as of the date hereof.

3.

It is understood and agreed that money damages may not be a sufficient remedy for any breach of this Exclusivity Agreement. Without prejudice to the rights and remedies otherwise available to it, either party shall be entitled to seek injunctive or other equitable relief if a party, a party’s controlled subsidiary, or any Representative breaches or threatens to breach any of the provisions of this Exclusivity Agreement. Neither party shall be required to obtain or furnish any bond or similar instrument, or to prove the inadequacy of monetary damages, in connection with or as a condition to obtaining or seeking any such remedy.

4.

It is understood and agreed that there are no legally binding obligations between Cott (or any of its affiliates) and Primo Water (or any of its affiliates) relating to the Potential Transaction except those expressly set forth in this Exclusivity Agreement or expressly set forth in the Letter Agreement, dated April 10, 2019, by and between Cott and Primo Water (as amended, restated, supplemented or otherwise modified from time to time in accordance with the terms therewith, the “Non-Disclosure Agreement”). Either party hereto may terminate discussions and negotiations with respect to the Potential Transaction at any time by providing written notice thereof to the other party (and any such written notice from Cott shall be deemed to terminate the Exclusivity Period). No agreement providing for the Potential Transaction shall be deemed to exist unless and until a definitive written agreement providing for the Potential Transaction has been duly executed between the parties.

5.

The terms and existence of this Exclusivity Agreement, including the status, nature and substance of the discussions of the parties related to a Potential Transaction are subject in all respects to the terms and conditions of the Non-Disclosure Agreement and shall be treated as “Confidential Information” thereunder by each of the parties hereto.

6.

No extension, amendment, modification, or waiver of any provision of this Exclusivity Agreement shall be effective unless in writing and signed by both parties. The waiver by either party of a breach of or a default under any provision of this Exclusivity Agreement shall not be construed as a waiver of any subsequent breach of or default under the same or any other provision of this Exclusivity Agreement, nor shall any delay or omission on the part of either party to exercise or avail itself of any right, power, privilege, or remedy that it has or may have hereunder operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any further exercise of any such right, power, privilege, or remedy hereunder.

7.

This Exclusivity Agreement will be governed by the internal laws of the State of Delaware applicable to contracts wholly executed and performed within the State of Delaware, without giving effect to any laws, rules or provisions that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each party hereto hereby irrevocably and unconditionally consents to submit to personal jurisdiction and venue in the federal and state courts located in State of Delaware for any action, suit or proceeding arising out of this Exclusivity Agreement. As provided above, each party hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Exclusivity Agreement in the federal and state courts located in (or having jurisdiction over) the State of Delaware, and hereby further irrevocably and unconditionally waives its right and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

8.

Please confirm your agreement to the terms set forth in this Exclusivity Agreement by signing below. This Exclusivity Agreement may be executed in any number of counterparts (including via facsimile, .pdf or other electronic means), each of which shall be an original as regards any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Exclusivity Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all parties reflected hereon as signatories. Except with respect to the Non-Disclosure Agreement, this Exclusivity Agreement constitutes the entire agreement between the parties regarding the subject matter hereof, supersedes all negotiations and agreements, oral or written, made prior to the execution hereof. Neither party may assign its rights or delegate its duties under this Exclusivity Agreement without the prior written consent of the other party hereto. No waiver of any provision of this Exclusivity Agreement shall be effective unless in writing and signed by the waiving party, and any such waiver shall affect only the matter specifically identified therein and shall not extend to any other matter. The invalidity or unenforceability of any provision of this Exclusivity Agreement shall not affect the validity or enforceability of any other provision of this Exclusivity Agreement, which shall remain in full force and effect.

[Signature Page Follows.]

Very truly yours,

COTT CORPORATION

By:	/s/ Marni Morgan Poe

Name:	Marni Morgan Poe
Title:	Chief Legal Officer

ACKNOWLEDGED AND AGREED:

PRIMO WATER CORPORATION

By:	/s/ Billy D. Prim

Name:	Billy D. Prim
Title:	Chairman and Chief Executive Officer

[Signature Page to Exclusivity Letter]